Jeffrey A. Baumel

973.639.5904
Fax 973.297.3814
jbaumel@mccarter.com

November 3, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Owen Pinkerton, Senior Counsel

Re: American Caresource Holdings, Inc. (the "Company" or the "Registrant")
    File No. 333-122820



Dear Mr. Pinkerton:

      On behalf of the Registrant, set forth below is the Registrant's response to the Staff's comment letter dated November 2, 2005 (the "SEC Letter"). Set forth below is the text of the comment contained in the SEC Letter and the Company's response thereto. The heading and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter.

1. We note that, according to a press release issued by Patient InfoSystems ("PATY"), dated October 31, 2005, that PATY had just completed a private offering of its shares. Please provide us with an analysis as to why the private offering of the PATY shares while your SB-2 was on file should not be integrated with this public offering. Also, in connection with the private placement please provide us with a copy of the Private Placement Memorandum.

      Introduction. The securities of Patient Infosystems issued by Patient Infosystems, Inc. pursuant to the private offering, which were issued while the SB-2 relating to the distribution of shares of common stock of American Caresource, Inc. was on file, should not be integrated with such distribution under Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992). As a threshold matter, the two transactions to which the Staff's comments refer involve different issuers and different securities. None of the proceeds of the private offering of securities of Patient Infosystems have been or will be used to benefit the business of the Registrant. The proposed distribution of shares in the dividend is being made by Patient Infosystems to its

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Securities and Exchange Commission
November 3, 2005
Page 2

      stockholders on a pro rata basis for no consideration. Because the Registrant and Patient Infosystems are separate issuers, there should be no reason to address the integration issue in connection with the private offering of securities by Patient Infosystems and the proposed dividend of common stock of the Registrant. But more important and necessarily dispositive of the issue, is the fact that even though the Registrant has filed a Registration Statement relating thereto, the pro rata distribution of the shares of the Registrant is not a "sale" of such securities by Patient Infosystems.

      Under a Traditional Integration Analysis, There Would be no Integration. Even if a traditional integration analysis was to be undertaken, the issuance of the securities of Patient Infosystems should not be integrated into the proposed dividend of the Registrant's common stock by Patient Infosystems, because the criteria of the five-factor integration test established in Securities Act Release No. 33-4552 (November 6, 1962) (the "Release") have clearly not been satisfied. As set forth in the Release, the following factors are relevant to the question as to whether an exempt offering should be integrated with another separately structured distribution:

      1.    Are the offerings part of a single plan of financing?

      2.    Do the offerings involve issuance of the same class of security?

      3.    Are the offerings made at or about the same time?

      4.    Is the same type of consideration to be received?

      5.    Are the offerings made for the same general purpose?

      Single plan of financing. The issuance of the securities of Patient Infosystems in the private offering and the pro rata distribution of common stock of the Registrant are two independent transactions with no financial relationship. The proposed distribution covered by the Registration Statement involves a distribution by dividend by Patient Infosystems to all stockholders of Patient Infosystems of shares of common stock of the Registrant. The spin-off was conceived of and instigated months before the private placement was even on the horizon for Patient Infosystems. The private placement was commenced to satisfy a condition precedent of the proposed acquisition of CCS Consolidated, Inc. ("CCS"). The Merger Agreement provides that Patient Infosystems was to complete a

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Securities and Exchange Commission
November 3, 2005
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      private sale of securities in order to fund continuing operations and to reduce debt. The spin-off, alternatively, was conceived of, planned for and instigated long before negotiations for the CCS transaction even began. In fact, none of the proceeds of the private offering will inure to the benefit of or affect the balance sheet or business efforts of the Registrant. Accordingly, the purpose of each offering, i.e., raising capital to satisfy the condition precedent in the proposed CCS Merger and spinning off the Registrant as an independent public company, are clearly distinct. Each transaction is unaffected by the outcome of the other and each transaction is independent of the other. Moreover, since there is no consideration being received by Patient Infosystems for the shares of the Registrant's common stock being distributed, the distribution by dividend does not even involve a financing. For these reasons, the offerings do not involve a single plan of financing.

      Same class of security. The securities involved in each of the two distributions in question are clearly a different security. First, in the private offering, securities of Patient Infosystems were offered and sold by Patient Infosystems. The distribution pursuant to the Registration Statement involves the pro rata distribution by dividend for no consideration of shares of common stock of the Registrant. Without question, these are not only different classes of securities but they are securities of different issuers. At the time of the private offering, the dividend had not been declared and the Board of Directors of Patient Infosystems had no obligation to follow through with the proposed dividend. The securities issuable in the private placement were not convertible into nor did they provide the investor therein with a right of any kind to acquire or receive securities of the Registrant at the time of the purchase.

      Offerings made at or about the same time. Although the issuance of the securities in the private placement and the distribution are close in time to each other, this factor has seldom been a determinative factor as to integration. See Wellington Fund, Inc., Sept. 22, 1976, 1976 WL 12640 and Guarantee Mutual Life Ins. Co., April 13, 1995, 1995 WL 256250. Other factors, such as the type of consideration and the purpose of the offerings, have been viewed by the Staff as more critical. See Guarantee Mutual Life Ins. Co., April 13, 1995, 1995 WL 256250.

      Type of consideration. The issuance of the securities by Patient Infosystems and the distribution by dividend do not involve the same type of consideration. The securities issued in the private offering by Patient Infosystems were issued for cash. However, the proposed distribution of shares by dividend to Patient Infosystems' stockholders does not involve any consideration. Rather, the proposed dividend would be declared by the Board of Directors of Patient Infosystems and would involve the pro rata distribution of the shares to the shareholders of Patient Infosystems for no consideration. The Registrant, as the issuer, would receive no consideration in connection with the proposed dividend. The recipients of the shares in the proposed dividend are not making an investment decision (in that the dividend is being declared by the Board of Directors of Patient Infosystems). Clearly, because only one of the two transactions at issue (i.e., the private offering) even involves the receipt of consideration by Patient Infosystems, the issuance of the securities of Patient Infosystems in its private offering should not be integrated with the proposed dividend based on this criterion.

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Securities and Exchange Commission
November 3, 2005
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      Offerings made for the same general purpose. The issuance of the securities by Patient Infosystems in its private offering and the dividend of stock of the Registrant seek to accomplish significantly different purposes. As previously discussed, the purpose of the issuance of the securities by Patient Infosystems in the private offering is to provide for working capital and debt reduction for Patient Infosystems in satisfaction of its obligations under the Merger Agreement with CCS. By way of contrast, the purpose of the proposed dividend is to distribute on a pro rata basis for no consideration the Registrant's common stock to the stockholders of Patient Infosystems. The effect of this initiative would be to create two separate, publicly-traded companies, American Caresource Holdings, Inc. and Patient Infosystems. Patient Infosystems believes that the distribution will enhance value for Patient Infosystems stockholders and give the Registrant the financial and operational flexibility to take advantage of potential growth opportunities in the ancillary benefits management services business. Further, the distribution will enhance the ability of the Registrant and Patient Infosystems to focus on strategic initiatives and new business opportunities and improve cost structures and operating efficiencies. Additionally, Patient Infosystems' board of directors expects that the Registrant's transition to an independent company will have the added benefits of allowing the Registrant's management to focus solely on the Registrant's operations, and allow the investment community to better measure the Registrant's performance relative to its peers. Consequently, the issuance of the securities by Patient Infosystems in the private offering and the distribution have two separate and very distinct general purposes.

      Summary. On the basis of the foregoing, the proposed distribution by dividend of the securities of the Registrant should not be integrated with the exempt issuance of securities by Patient Infosystems. The distribution, may therefore be undertaken without undermining the reliance on the Section 4(2) exemption for the issuance of the securities of Patient Infosystems.

      Under Section 2(3) the Distribution Does Not Constitute a "Sale" of Securities. The distribution of the Registrant's Common Stock to holders of Patient Infosystems equity securities will not involve an "offer to sell" or a "sale" of securities within the meaning of Section 2(3) of the Securities Act because there will be no disposition by Patient Infosystems of securities for value and no new investment decision by the holders of Patient Infosystems Common Stock who will receive ACS Common Stock in the spin-off. Furthermore, Patient Infosystems stockholders will not provide any consideration to Patient Infosystems for ACS Common Stock that they will receive in the spin-off.

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Securities and Exchange Commission
November 3, 2005
Page 5

      The substance of the equity interest held by stockholders will be the same immediately after the spin-off as it was before the spin-off. The spin-off involves neither the receipt by Patient Infosystems' stockholders of new or different investments from those currently owned by such holders through their existing holdings in Patient Infosystems nor an exchange by such holders of any consideration.

      The Commission has taken the position that a dividend paid in the form of securities, like a dividend paid in cash, generally does not constitute a "sale" within the meaning of Section 2(3), because such dividend does not constitute a disposition "for value" within the meaning of that section. See, e.g., Release 33-929 (July 29, 1936). The underlying policy rationale for this position is that a stockholder who receives a spin-off dividend does not make an independent investment decision nor give any consideration in exchange for the securities received.

      For the reasons stated above, we believe that the spin-off does not constitute a "sale" or "other disposition for value" for the purposes of
      Section 2(3) under the Securities Act.

      Finally, a copy of the Private Placement Memorandum used in connection with the private offering will be delivered to you under separate cover in accordance with the Staff's request.

2. Please revise the SB-2 to disclose the dilutive effect of the private offering on your shareholders. We note that the proceeds of that offering were allocated exclusively to PATY.

      In response to the Staff's comment above, the Registration Statement will be further revised to disclose the dilutive effect of Patient Infosystem's private offering.

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Securities and Exchange Commission
November 3, 2005
Page 6

We appreciate the Staff's consideration of this letter. If you have any questions, or if we may be of any assistance, please contact the undersigned at
(973) 622-4444.

Very truly yours,


/s/ Jeffrey A. Baumel

Jeffrey A. Baumel

JAB:an